3-14-07
Response

INDIRECT PARTCIPATION INTEREST #3 – US GAAP TREATMENT ON BIFURCATION



InterOil

Prepared by: Jennifer Wenzel (InterOil)

Purpose:

The purpose of this paper is to contemplate whether bifurcation is appropriate under US GAAP and if it is appropriate how the conversion options should be treatment. A separate paper "INDIRECT PARTCIPATION INTEREST #3 – CANADIAN GAAP ANALYSIS" contemplates this issue for Canadian purposes.

Is bifurcation appropriate?

Paragraph 12 of FAS 133 notes that "The effect of embedding a deriviatve instrument in another type of contract ("the host contract") is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether conditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlyings. An embedded derivative instrument shall be seperated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

b. The contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative instrument would...be a derivative instrument subject ot the requirements of this Statement."

The IPI#3 meets the criteria above as:

a. The share conversion options are not clearly and closely related to the risk related to the 8 well drilling program. The liability leaves the investors with a 25% working interest in the eight well drilling program; however, the conversion option provides the investor with the residual right in the entire business. While exploration is a main driver of InterOil's share price, an investor with share capital would still be entitled to the company's ventures in other areas, such as the refinery and distribution operations, in addition to the risk and rewards associated with the drilling program. In addition, the conversion options provide an interest in any drilling program that occurs after the initial eight wells.

b. The contract would not be remeasured at fair value under otherwise applicable GAAP.

c. The conversion options have all the characteristics of a derivative. Specifically, the conversion options has an underlying (specified security price) and a notional amount (the number of shares is set). Paragraph 11a) would require that the instrument not to be considered a derivative, however due to the application of EITF 00-19, the conversion options are not classified as Shareholders Equity, therefore this exclusion does not apply (refer below for discussion of EITF 00-19). Further the conversion options are priced at approximately the fair market value of the IOC stock when the deal was struck and as such there is no net investment in relation to the conversion options. Therefore the initial net investment of the embedded derivative is less than the initial net investment of the hybrid instrument ($125 million). Lastly, the requirement for settlement is required as the shares are readily converted to cash. The shares issued are readily convertible to cash because the company is required to deliver registered shares in accordance with the registration rights agreement.

FAS 133 goes on to say that "if an embedded derivative instrument is separated from its host contract, the host contract shall be accounted for based on generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivative instruments." The accounting for the host contract is contemplated under the heading "How would any liability component relating to the obligation be treated under SFAS 19?" in further Canadian and US GAAP memos.

Conclusion: The indirect participation interest should be bifurcated.

If bifurcation is appropriate, how would the conversion options be treated?

InterOil also contemplated whether or not the conversion options should be accounted for as a liability or as equity. The relevant guidance is in EITF 00-19 Accounting for Derivatives Indexed to and Potentially Settled in a Company's Own Stock.

In order for an option that is settled in a fixed number of equity shares to be classified as equity, the EITF consensus requires that the contract not contain any provision that can require or be equivalent to net cash settlement. The conditions are contained in paragraphs 12-33 of the EITF and there was one item that was not met (Paragraph 18): "The contract can be settled with un-registered securities." This condition is not met as the IPI contract contained a registration rights agreement with penalties if the securities were not initially registered within 90 days. There is no alternative settlement or defined penalties if the registration subsequently lapses, however in accordance with Rule 144(k) the agreement will lapse after 2 years from inception. As a result of the terms of the registration rights agreement, InterOil concluded that treatment of the conversion option as a liability is appropriate until the registration rights agreement lapses.

Added after initial interpretation. In December 2006, FSP EITF 00-19-2 was released, and has been considered by InterOil. In paragraph B10, the FSP outlines that the original guidance of the EITF does not change in that as the registration rights agreement only allows settlement by issuing Update for FSP, the classification of the conversion options does not change.

Given the existence of potential penalties in the registration rights agreement, InterOil contemplated whether a potential SFAS 5 liability existed with respect to this agreement. InterOil believed that the probable cost of the registration rights agreement penalty clauses and remedies was nil. As cash started to flow from the agreement in November 2004 and the final agreement was not signed in February 2005, there was of advance notice of the registration rights agreement. As a result of this it was deemed probable that no penalty would be incurred and no separate liability is required to be established for the registration rights agreement. The registration rights agreement was filed and declared effective within the required time period and no penalties were required to be paid.

Conclusion: The conversion options should be treated as a liability until the registration rights agreement lapses.